EXHIBIT 4.1

FIFTH AMENDMENT TO CREDIT AGREEMENT

This FIFTH AMENDMENT TO CREDIT AGREEMENT (this "Amendment") is entered into as of January 3, 2006, among RADIANT SYSTEMS, INC., a Georgia corporation ("Parent"), and each of Parent's Subsidiaries identified on the signature pages hereof (such Subsidiaries, together with Parent, are referred to hereinafter each individually as a "Borrower", and individually and collectively, jointly and severally, as the "Borrowers"), the Lenders (as defined in the hereinafter defined Credit Agreement) signatories hereto, and WELLS FARGO FOOTHILL, INC., a California corporation, as the arranger and administrative agent for the Lenders ("Agent").

W I T N E S S E T H:

WHEREAS, Borrowers, Agent and the Lenders are parties to that certain Credit Agreement dated as of March 31, 2005, as amended by that certain First Amendment to Credit Agreement dated as of June 7, 2005, that certain Second Amendment to Credit Agreement dated as of June 22, 2005, that certain Third Amendment to Credit Agreement dated as of August 4, 2005, and that certain Fourth Amendment to Credit Agreement dated as of September 15, 2005 (as amended, restated, supplemented or otherwise modified from time to time, the "Credit Agreement"; capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Credit Agreement), pursuant to which the Lender Group has agreed to make the Term Loan, Advances and other extensions of credit to Borrowers from time to time pursuant to the terms and conditions thereof and the other Loan Documents; and

WHEREAS, Borrowers have requested that certain terms and conditions of the Credit Agreement be amended, and the Lender Group has agreed to the requested amendments on the terms and conditions provided herein;

NOW THEREFORE, in consideration of the foregoing premises and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

1. Amendments to the Credit Agreement.

    Section 2.1 of the Credit Agreement, Revolver Advances, is hereby modified and amended by amending and restating subsection (d) of such Section in its entirety as follows:

    "(d) In the event that, at any time, the amount equal to (i) 3.0 times (ii) the sum of (A) the Revolver Usage plus (B) the outstanding principal balance of the Term Loan exceeds EBITDA for the immediately preceding 12 months, measured on a quarter-end basis, Borrowers shall pay to Agent, within 5 Business Days of receipt of notice from Agent of such event, the amount of such excess as a mandatory repayment of the outstanding Advances."

    Section 2.2 of the Credit Agreement, Term Loan, is hereby modified and amended by amending and restating subsection (a) of such Section in its entirety as follows:

    "(a) Subject to the terms and conditions of this Agreement, each Lender with a Term Loan Commitment agrees (severally, not jointly or jointly and severally) to make the term loans (collectively, the "Term Loan") to Borrowers (i) on June 22, 2005 (the "Term Loan Funding Date"), in an amount equal to such Lender's Pro Rata Share of $15,000,000, and (ii) on the Fifth Amendment Closing Date, in an amount equal to such Lender's Pro Rata Share of $16,000,000. Commencing on the first day of the month following the Fifth Amendment Closing Date, and on the first day of each month thereafter until the Amortization Date, the Term Loan shall be repaid in equal installments of $491,667.00."

    Section 2.6(a) of the Credit Agreement, Interest Rates, is hereby modified and amended by amending and restating such Section in its entirety as follows:

    "(a) Interest Rates. Except as provided in clause (c) below, all Obligations (except for undrawn Letters of Credit and except for Bank Product Obligations) that have been charged to the Loan Account pursuant to the terms hereof shall bear interest on the Daily Balance thereof as follows: (i) if the relevant Obligation is an Advance that is a LIBOR Rate Loan, at a per annum rate equal to the LIBOR Rate plus the LIBOR Rate Margin, (ii) if the relevant Obligation is a portion of the Term Loan that is a LIBOR Rate Loan, at a per annum rate equal to the LIBOR Rate plus the LIBOR Rate Term Loan Margin, (iii) if the relevant Obligation is a portion of the Term Loan that is a Base Rate Loan, at a per annum rate equal to the Base Rate plus the Base Rate Term Loan Margin, and (iv) otherwise, at a per annum rate equal to the Base Rate.

    The foregoing notwithstanding, at no time shall any portion of the Obligations (other than Bank Product Obligations) bear interest on the Daily Balance thereof at a per annum rate less than 4%. To the extent that interest accrued hereunder at the rate set forth herein would be less than the foregoing minimum daily rate, the interest rate chargeable hereunder for such day automatically shall be deemed increase to the minimum rate."

    Section 2.13(a) of the Credit Agreement, Interest and Interest Payment Dates, is hereby modified and amended by amending and restating such Section in its entirety as follows:

    "(a) Interest and Interest Payment Dates. In lieu of having interest charged at the rate based upon the Base Rate, Borrowers shall have the option (the "LIBOR Option") to have interest on all or a portion of the Advances or the Term Loan be charged at a rate of interest based upon the LIBOR Rate. Interest on LIBOR Rate Loans shall be payable on the earliest of (i) the last day of the Interest Period applicable thereto provided, however, that, subject to the following clauses (ii) and (iii), in the case of any Interest Period greater than 3 months in duration, interest shall be payable at 3 month intervals after the commencement of the applicable Interest Period and on the last day of such Interest Period), (ii) the occurrence of an Event of Default in consequence of which the Required Lenders or Agent on behalf thereof have elected to accelerate the maturity of all or any portion of the Obligations, or (iii) termination of this Agreement pursuant to the terms hereof. On the last day of each applicable Interest Period, unless Administrative Borrower properly has exercised the LIBOR Option with respect thereto, the interest rate applicable to such LIBOR Rate Loan automatically shall convert to the rate of interest then applicable to Base Rate Loans of the same type hereunder. At any time that an Event of Default has occurred and is continuing, Borrowers no longer shall have the option to request that Advances bear interest at a rate based upon the LIBOR Rate and Agent shall have the right to convert the interest rate on all outstanding LIBOR Rate Loans to the rate then applicable to Base Rate Loans hereunder."

    Section 2.13(b) of the Credit Agreement, LIBOR Election, is hereby modified and amended by amending and restating subsection (i) of such Section in its entirety as follows:

    "(i) Administrative Borrower may, at any time and from time to time, so long as no Event of Default has occurred and is continuing, elect to exercise the LIBOR Option by notifying Agent prior to 11:00 a.m. (California time) at least 3 Business Days prior to the commencement of the proposed Interest Period (the "LIBOR Deadline"). Notice of Administrative Borrower's election of the LIBOR Option for a permitted portion of the Advances or the Term Loan and an interest Period pursuant to this Section shall be made by delivery to Agent of a LIBOR Notice received by Agent before the LIBOR Deadline, or by telephonic notice received by Agent before the LIBOR Deadline (to be confirmed by delivery to Agent of a LIBOR Notice received by Agent prior to 5:00 p.m. (California time) on the same day). Promptly upon its receipt of each such LIBOR Notice, Agent shall provide a copy thereof to each of the Lenders having the applicable Commitment."

    Section 2.13(d) of the Credit Agreement, Special Provisions Applicable to LIBOR Rate, is hereby modified and amended by amending and restating subsection (ii) of such Section in its entirety as follows:

    "(ii) In the event that any change in market conditions or any law, regulation, treaty, or directive, or any change therein or in the interpretation of application thereof, shall at any time after the date hereof, in the reasonable opinion of any Lender, make it unlawful or impractical for such Lender to fund or maintain LIBOR Rate Loans or to continue such funding or maintaining, or to determine or charge interest rates at the LIBOR Rate, such Lender shall give notice of such changed circumstances to Agent and Administrative Borrower and Agent promptly shall transmit the notice to each other Lender and (y) in the case of any LIBOR Rate Loans of such Lender that are outstanding, the date specified in such Lender's notice shall be deemed to be the last day of the Interest Period of such LIBOR Rate Loans, and interest upon the LIBOR Rate Loans of such Lender thereafter shall accrue interest at the rate then applicable to Base Rate Loans, and (z) Borrowers shall not be entitled to elect the LIBOR Option until such Lender determines that it would no longer be unlawful or impractical to do so."

    Section 3.3 of the Credit Agreement, Term, is hereby modified and amended by amending and restating such Section in its entirety as follows:

    "3.3 Term. This Agreement shall continue in full force and effect for a tens ending on March 31, 2010 (the "Maturity Date"). The foregoing notwithstanding, the Lender Group, upon the election of the Required Lenders, shall have the right to terminate its obligations under this Agreement immediately and without notice upon the occurrence and during the continuation of an Event of Default."

    Section 6.16 of the Credit Agreement, Financial Covenants is hereby modified and amended by amending and restating such Section in its entirety as follows:

"6.16 Financial Covenants.

(a) Fail to maintain or achieve:

(i) Minimum EBITDA. EBITDA, measured on a quarter-end basis, of at least the required amount set forth in the following table for the applicable period set forth opposite thereto:

Applicable Amount	Applicable Period
$12,590,000	For the 12 month period ending December 31, 2005
$12,940,000	For the 12 month period ending March 31, 2006
$15,194,000	For the 12 month period ending June 30, 2006
$18,213,000	For the 12 month period ending September 30, 2006
$20,320,000	For the 12 month period ending December 31, 2006

provided that, thereafter, upon receipt of the Projections required to be delivered to Agent pursuant to clause (f) of Schedule 5.3 hereof for each fiscal year, Borrowers and Agent shall negotiate in good faith to determine the minimum EBITDA as of the end of each trailing 12 month period covered by such Projections for such fiscal year and, in the event that Borrowers and Agent are unable to agree upon the amounts of such EBITDA covenant levels on or before the earlier of (A) the date that is 30 days after the date that Agent has received such Projections and (B) the date that is 30 days after the date that Borrowers were required to deliver to Agent such Projections, or if the Projections delivered to Agent are not reasonably satisfactory to Agent in form and substance in terms of projected amounts and assumptions, the EBITDA covenant levels contained in this Section 6.16(a)(i) for each 12 month period ending on the last day of each quarter of such fiscal year shall be 110% of the EBITDA covenant level for the corresponding 12-month period ending on the last day of the immediately preceding fiscal year.

(ii) Minimum Tangible Net Worth. Tangible Net Worth, measured on a quarter-end basis as of the last day of each quarter, of at least the required amount set forth in the following table for the applicable period ending on the date set forth opposite thereto:

Applicable Amount	Applicable Period
$17,781,000	December 31, 2005
($8,220,000)	March 31, 2006
($5,107,000)	June 30, 2006
($3,120,000)	September 30, 2006
$338,000	December 31, 2006

provided that, thereafter, upon receipt of the Projections required to be delivered to Agent pursuant to clause (f) of Schedule 5.3 hereof for each fiscal year, Borrowers and Agent shall negotiate in good faith to determine the minimum Tangible Net Worth as of the end of each trailing 12 month period covered by such Projections for such fiscal year and, in the event that Borrowers and Agent are unable to agree upon the amounts of such Tangible Net Worth covenant levels on or before the earlier of (A) the date that is 30 days after the date that Agent has received such Projections and (B) the date that is 30 days after the date that Borrowers were required to deliver to Agent such Projections, or if the Projections delivered to Agent are not reasonably satisfactory to Agent in form and substance in terms of projected amounts and assumptions, the Tangible Net Worth covenant levels contained in this Section 6.16(a)(ii) shall be 110% of the Tangible Net Worth covenant level for the last day of the immediately preceding fiscal year.

(b) Capital Expenditures. Make Capital Expenditures and capitalized software development cost expenditures in any fiscal year in excess of the aggregate amount set forth in the following table for the applicable period:

Applicable Amount	Fiscal Year
$4,140,000.00	Fiscal Year 2005
$9,200,000.00	Fiscal Year 2006

provided that, thereafter, upon receipt of the Projections required to be delivered to Agent pursuant to clause (1) of Schedule 5.3 hereof for each fiscal year, Borrowers and Agent shall negotiate in good faith to determine the maximum Capital Expenditures and capitalized software development cost expenditures for the fiscal year covered by such Projections and, in the event that Borrowers and Agent are unable to agree upon the maximum amount of such expenditures on or before the earlier of (A) the date that is 30 days after the date that Agent has received such Projections and (B) the date that is 30 days after the date that Borrowers were required to deliver to Agent such Projections, or if the Projections delivered to Agent are not reasonably satisfactory to Agent in form and substance in terms of projected amounts and assumptions, the expenditure covenant level contained in this Section 6.16(b) for each 12 month period ending on the last day of such fiscal year shall be 100% of the expenditure covenant level for the corresponding 12-month period ending on the last day of the immediately preceding fiscal year."

(i) Schedule 1.1 of the Credit Agreement is hereby modified and amended by amending and restating the definitions of "EBITDA" and "LIBOR Rate Loan" in their respective entirety as follows:

"EBITDA" means, with respect to any fiscal period, Parent's and its Subsidiaries' consolidated net earnings (or loss), minus extraordinary gains and interest income, plus Interest Expense, income taxes, and depreciation and amortization for such period and compensation paid to employees in the form of common Stock or options for common Stock during such period, in each case, as determined in accordance with GAAP.

"LIBOR Rate Loan" means each portion of an Advance or the Term Loan that bears interest at a rate determined by reference to the LIBOR Rate."

(j) Schedule 1.1 of the Credit Agreement is hereby further modified and amended by deleting the definition of and "Term Loan Amount" in its entirety.

(k) Schedule 1.1 of the Credit Agreement is hereby further modified and amended by adding the following definitions in the appropriate alphabetical locations:

"Base Rate Term Loan Margin" means 0.0 percentage points.

"Fifth Amendment" means that certain Fifth Amendment to Credit Agreement dated as of January 3, 2006, among Borrowers, the Lenders signatory thereto and Agent.

"Fifth Amendment Closing Date" means the date on which the conditions precedent set forth in the Fifth Amendment are satisfied.

"LIBOR Rate Term Loan Margin" means 2.5 percentage points."

(l) Exhibit L-1 to the Credit Agreement, Form of LIBOR Notice, is hereby modified and amended by amending and restating such Exhibit in its entirety as set forth on Exhibit L-1 hereto.

    Waivers. The Lenders hereby waive (a) the principal payment of the Term Loan due on January 1, 2006, and (b) the condition set forth in Section 3(a) of the Synchronics Consent (as defined below).

    No Other Amendments or Waivers. Except in connection with the amendments and the waivers set forth Above, the execution, delivery and effectiveness of this Amendment shall not operate as an amendment or waiver of any right, power or remedy of Agent or the Lenders under the Credit Agreement or any of the other Loan Documents, nor constitute a waiver of any provision of the Credit Agreement or any of the other Loan Documents. Except for the amendments set forth above, the text of the Credit Agreement and all other Loan Documents shall remain unchanged and in full force and effect and Borrowers hereby ratify and confirm their respective obligations thereunder. This Amendment shall not constitute a modification of the Credit Agreement or any of the other Loan Documents or a course of dealing with Agent or the Lenders at variance with the Credit Agreement or the other Loan Documents such as to require further notice by Agent or the Lenders to require strict compliance with the terms of the Credit Agreement and the other Loan Documents in the future, except as expressly set forth herein. Borrowers acknowledge and expressly agree that Agent and the Lenders reserve the right to, and do in fact, require strict compliance with all terms and provisions of the Credit Agreement and the other Loan Documents, as amended herein. Borrowers have no knowledge of any challenge to Agent's or any Lender's claims arising under the Loan Documents, or to the effectiveness of the Loan Documents.

    Conditions Precedent to Effectiveness. his Amendment shall become effective as of the date hereof, when, and only when:

(a) Agent shall have received, in form and substance satisfactory to Agent:

    counterparts of this Amendment duly executed and delivered by Borrowers, Agent and the Lenders,

    counterparts of the Fee Letter duly executed and delivered by Borrowers and Agent,

    a certificate from the Secretary of each Borrower (i) attesting to the resolutions of such Borrower's Board of Directors authorizing its execution, delivery, and performance of this Amendment and the other Loan Documents to which such Borrower is a party, (ii) authorizing specific officers of such Borrower to execute the same, (iii) attesting to the incumbency and signatures of such specific officers of such Borrower and (iv) attesting to such Borrower's Governing Documents, evidence that all governmental consents to the Synchronics Acquisition (as defined in that certain Consent dated as of December 12, 2005, among Borrowers, the Lenders signatory thereto and Agent (the "Synchronics Consent")) have been obtained, and other evidence that the Synchronics Acquisition will be consummated on terms satisfactory to Agent immediately following the making of the Term Loan as of the Fifth Amendment Closing Date, and Agent shall have received a certificate of an Authorized Person of Administrative Borrower so stating, a disbursement letter executed and delivered by Borrowers to Agent regarding the extensions of credit to be made on the date hereof, the form and substance of which is satisfactory to Agent,

    an opinion of counsel to Borrowers,

    an opinion of counsel to Borrowers, addressed to Synchronics, Inc., including a reliance provision in favor of the Lender Group,

    an opinion of counsel to Synchronics, Inc., addressed to Parent, including a reliance provision in favor of the Lender Group, and such other information, documents, instruments or approvals as Agent or Agent's counsel may reasonably require; and

(b) except as waived pursuant to Section 2 of this Amendment, the conditions set forth in Sections 1 and 3 of the Synchronics Consent dated as of December 12, 2005, among Borrowers, the Lenders signatory thereto and Agent are satisfied.

5. Representations and Warranties of Borrowers. In consideration of the execution and delivery of this Amendment by Agent and the Lenders, each Borrower hereby represents and warrants in favor of the Lender Group as follows:

    As to each Borrower, the execution, delivery, and performance by such Borrower of this Amendment have been duly authorized by all necessary action on the part of such Borrower;

    As to each Borrower, the execution, delivery, and performance by such Borrower of this Amendment do not and will not (i) violate any provision of federal, state, or local law or regulation applicable to any Borrower, the Governing Documents of any Borrower, or any order, judgment, or decree of any court or other Governmental Authority binding on any Borrower, (ii) conflict with, result in a breach of, or constitute (with due notice or lapse of time or both) a default under any material contractual obligation of any Borrower (including any of the Senior Note Documents), (iii) result in or require the creation or imposition of any Lien of any nature whatsoever upon any properties or assets of any Borrower, other than Permitted Liens, or (iv) require any approval of any Borrower's members or shareholders or any approval or consent of any Person under any material contractual obligation of any Borrower, other than any consent or approval that has been obtained and remains in full force and effect;

    The execution, delivery, and performance by such Borrower of this Amendment do not and will not require any registration with, consent, or approval of, or notice to, or other action with or by, any Governmental Authority or other Person, other than any consent or approval that has been obtained and remains in full force and effect;

    As to each Borrower, the Loan Documents to which such Borrower is a party (including, without limitation, the Credit Agreement, this Amendment and all other documents contemplated hereby), when executed and delivered by such Borrower, will be the legally valid and binding obligations of such Borrower, enforceable against such Borrower in accordance with their respective terms, except as enforcement may be limited by equitable principles or by bankruptcy, insolvency, reorganization, moratorium, or similar laws relating to or limiting creditors' rights generally;

    No Default or Event of Default exists under the Credit Agreement or the other Loan Documents; and

    As of the slate hereof, all representations and warranties of Borrowers set forth in the Credit Agreement and the other Loan Documents are true, correct and complete in all material respects, except to the extent such representation or warranty expressly relates to an earlier date (in which case such statement was true and correct in all material respects on and as of such earlier date).

    Counterparts. This Amendment may be executed in multiple counterparts, each of which shall be deemed to be an original and all of which, taken together, shall constitute one and the same agreement. In proving this Amendment in any judicial proceedings, it shall not be necessary to produce or account for more than one such counterpart signed by the party against whom such enforcement is sought. Any signatures delivered by a party by facsimile transmission or by e-mail transmission of an adobe file format document (also known as a PDF file) shall be deemed an original signature hereto.

    Reference to and Effect on the Loan Documents. Upon the effectiveness of this Amendment, on and after the date hereof, each reference in the Credit Agreement to "this Agreement," "hereunder," "hereof' or words of like import referring to the Credit Agreement, and each reference in the other Loan Documents to "the Credit Agreement" "thereunder," "thereof' or words of like import referring to the Credit Agreement, shall mean and be a reference to the Credit Agreement as amended hereby.

    Costs, Expenses and Taxes. Borrowers agree, jointly and severally, to pay on demand all costs and expenses in connection with the preparation, execution, and delivery of this Amendment and the other instruments and documents to be delivered hereunder, including, without limitation, the fees and out-of-pocket expenses of counsel for Agent with respect thereto and with respect to advising Agent as to its rights and responsibilities hereunder and thereunder. In addition, Borrowers agree, jointly and severally, to pay any and all stamp and other taxes payable or determined to be payable in connection with the execution and delivery of this Amendment and the other instruments and documents to be delivered hereunder, and agree to save Agent and the Lenders harmless from and against any and all liabilities with respect to or resulting from any delay in paying or omission to pay such taxes. Borrowers hereby acknowledge and agree that Agent may, without prior notice to Borrowers, charge such costs and fees to Borrowers' Loan Account pursuant to Section 2.6(d) of the Credit Agreement.

    Section Titles. The section titles contained in this Amendment are included for the sake of convenience only, shall be without substantive meaning or content of any kind whatsoever, and are not a part of the agreement between the parties.

    Severability of Provisions. Each provision of this Amendment shall be severable from every other provision of this Amendment for the purpose of determining the legal enforceability of any specific provision.

    Entire Agreement. This Amendment and the other Loan Documents constitute the entire agreement and understanding between the parties hereto with respect to the transactions contemplated hereby and thereby and supersede all prior negotiations, understandings and agreements between such parties with respect to such transactions.

    GOVERNING LAW. THE VALIDITY, INTERPRETATION AND ENFORCEMENT OF THIS AMENDMENT SHALL BE GOVERNED BY THE LAWS OF THE STATE OF GEORGIA.

    Loan Document. This Amendment shall be deemed to be a Loan Document for all purposes.

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IN WITNESS WHEREOF, the parties hereto have executed and delivered this Amendment as of the day and year first written above.

BORROWERS: RADIANT SYSTEMS, INC., a Georgia corporation

By: /s/ Mark Haidet

Name: Mark Haidet

Title: Chief Financial Officer

RADIANT SYSTEMS INTERNATIONAL, INC.,

a Georgia corporation

By: /s/ Mark Haidet

Name: Mark Haidet

Title: Treasurer

RETAILENTERPRISE, LLC, A Georgia limited

liability company

By: /s/ Mark Haidet

Name: Mark Haidet

Title: Chief Financial Officer

RADIANT SYSTEMS CENTRAL EUROPE, INC.,

a Georgia corporation

By: /s/ Mark Haidet

Name: Mark Haidet

Title: Treasurer

RADIANT HOSPITALITY SYSTEMS, LTD., a Texas partnership

By: Radiant Systems, Inc., a Georgia

corporation, its sole General Partner

By: /s/ Mark Haidet

Name: Mark Haidet

Title: Chief Financial Officer

RADS HOLDING CORP., a Delaware corporation

By: /s/ Mark Haidet

Name: Mark Haidet

Title: Treasurer

RADIANT ENTERPRISE SOFTWARE LLC, a

Georgia limited liability company

By: /s/ Mark Haidet

Name: Mark Haidet

Title: Chief Financial Officer

ESTORELINK.COM INC., a Georgia corporation

By: /s/ Mark Haidet

Name: Mark Haidet

Title: Treasurer

AGENT AND LENDER: WELLS FARGO FOOTHILL, INC.,

a California corporation, as Agent and as a Lender

By: /s/ Gary Forlenzu

Name: Gary Forlenzu

Title: Vice President